EXHIBIT C

CPP 4.4B

FIDELITY BOND ALLOCATION AGREEMENT

Pearl Mutual Funds, Pearl Management Company, and

Pearl Management Company Retirement Plan

Dated June 27, 2006

PEARL MUTUAL FUNDS (“PMF”), a Massachusetts business trust registered under the Investment Company Act of 1940 as an open-end diversified management investment company (including its two Funds, Pearl Total Return Fund and Pearl Aggressive Growth Fund), PEARL MANAGEMENT COMPANY (“PMC”), an Iowa corporation, and PEARL MANAGEMENT COMPANY RETIREMENT PLAN (“PMCRP”), a retirement plan and trust established and maintained by Pearl Management Company (each an “Insured” and collectively the “Insureds”) make this Agreement:

1. Joint Insured Bond; Coverage Amounts. This Agreement applies to the current joint insured fidelity bond and any future joint insured fidelity bond insuring the same Insureds, all as modified from time to time. PMC shall administer this Agreement on behalf of each Insured.

PMF and PMCRP each shall have primary coverage (minimum assured limit of liability) under the fidelity bond in an amount at least equal to the amount required by applicable laws and regulations from time to time. PMC shall have primary coverage as determined and required by this Agreement.

The total coverage (aggregate limit of liability) of the fidelity bond shall be determined by PMF’s Board of Trustees from time to time and shall be equal to or in excess of the total of the required primary coverage amounts of the three Insureds.

Subject to paragraph 2, the current fidelity bond and current amounts as of June 27, 2006 are:

Bond: Financial Institution Bond, Standard Form 14, issued by The Cincinnati Insurance Company, including endorsements

Aggregate limit of liability: $3,000,000

Required primary coverage amounts:	PMF	$525,000
	PMCRP	175,000
	PMC	500,000

2. Increased Coverage. The primary coverage amount of PMF and the primary coverage amount of PMCRP shall promptly be increased whenever required to comply with applicable federal statutes and regulations, including but not limited to Rule 17g-1 under the Investment Company Act of 1940. Each such increase shall automatically increase the amount stated in paragraph 1 above as the required primary coverage amount for that Insured, and this Agreement need not be amended to reflect the increased amount.

PMC shall promptly take action to increase the total coverage amount (aggregate limit of liability) of the fidelity bond when and to the extent that (a) PMF’s Board of Trustees decides to increase the total coverage amount or (b) an increase in the total coverage amount is necessary because a required increase in the primary coverage amount of PMF or PMCRP would otherwise cause the total of the required primary coverage amounts of the three Insureds to exceed the total coverage amount of the fidelity bond.

3. PMC Shall Pay All Premiums as PMC Expense. Effective January 1, 2006, all premiums for the fidelity bond, including the premium for each increase in the total coverage amount (aggregate limit of liability) and including each future initial or renewal premium, shall be paid by PMC as an expense of PMC. PMC waives with regard to the fidelity bond the provisions of paragraph 4(l) of the Investment Management Agreement between PMF and PMC, which provides that PMF shall pay “All expenses of bond and insurance coverage required by law or deemed advisable by the Board.”

4. Allocation of Proceeds of Bond. The fidelity bond is a “claims made” insurance policy. If a loss occurs, proceeds of the fidelity bond shall be allocated in this manner:

a. As used in this Agreement, a “policy year” is the period of twelve months beginning on the month and day on which the policy period begins. A “party loss” is the insured loss (including all related expenses) of a party (which includes the Trustees, Directors, Officers, and other insured employees and agents of a party) that relates to a claim made by that party under the fidelity bond relating to a particular policy year.

b. If only one Insured incurs a party loss relating to a particular policy year, the proceeds of the fidelity bond for that policy year are allocated to that Insured.

c. If more than one Insured incurs a party loss relating to a particular policy year, the proceeds of the fidelity bond for that policy year shall first be allocated among the Insureds in proportion to their required primary coverage amounts in effect as of the beginning of that policy year, but the allocation to each Insured shall not exceed that Insured’s party loss relating to that policy year. If for the particular policy year, after initial allocation, there are remaining proceeds of the fidelity bond and one or more Insureds have party losses that have not been paid in full, the remaining proceeds shall be further allocated to the Insured or Insureds having excess losses in proportion to their required primary coverage amounts, with such allocation repeated until all such losses have been paid or until the total coverage amount of the fidelity bond has been exhausted.

d. If all party losses relating to a particular policy year are not paid at the same time, the Insureds who claim party losses for that policy year shall make appropriate provisions which they deem suitable to the particular circumstances (taking into account the amount of any payment received, the amounts, nature, and expected results of any remaining claims, and all other relevant factors) to permit a later reallocation of the amounts paid.

5. Notices. Each Insured shall promptly give to the insurer all notices required of it under the fidelity bond and shall send a copy of each such notice to the other Insureds.

6. Effective Date. This Agreement shall be effective as of May 3, 2006, which is the effective date of the endorsement increasing the total coverage amount of the fidelity bond to $3,000,000. However, the effective date of paragraph 3 shall be January 1, 2006. This Agreement replaces the previous Fidelity Bond Allocation Agreement. This Agreement has been approved by PMF’s Board of Trustees.

7. Amendment. This Agreement may be amended from time to time by written agreement of all Insureds.

8. Termination. Any Insured may terminate this Agreement by giving the other Insureds at least sixty days written notice. This Agreement shall terminate as to any Insured as of the date when that Insured ceases to be an Insured under the fidelity bond. However, any termination shall not affect the rights and obligations that have attached under this Agreement to a terminating party before the termination becomes effective.

Executed at Muscatine, Iowa, as of June 27, 2006. This Agreement is executed in multiple counterparts, each of which shall be deemed to be an original; but all counterparts together shall constitute only one instrument.

PEARL MUTUAL FUNDS

By	/s/ Robert H. Solt
Robert H. Solt
President

PEARL MANAGEMENT COMPANY

By	/s/ Richard R. Phillips
Richard R. Phillips
Vice President

PEARL MANAGEMENT COMPANY RETIREMENT PLAN

By	/s/ Robert H. Solt
Robert H. Solt
Trustee and Plan Administrator

CPP 4.4D

FIDELITY BOND DEDUCTIBLE AGREEMENT

Pearl Mutual Funds and Pearl Management Company

Dated September 15, 2006

PEARL MUTUAL FUNDS, a Massachusetts business trust registered under the Investment Company Act of 1940 as an open-end diversified management investment company, including its two Funds, Pearl Total Return Fund and Pearl Aggressive Growth Fund (collectively “PMF”), and PEARL MANAGEMENT COMPANY (“PMC”), an Iowa corporation which serves as Manager and investment adviser for PMF, make this Agreement:

1. Purposes. The purposes of this Agreement are (a) to ensure that PMF’s protection under the joint fidelity bond insuring PMF and PMC (the “fidelity bond”) shall not in any way be reduced or diminished by the fact that the fidelity bond may provide for a deductible amount and (b) to ensure full compliance with the requirements of the Securities and Exchange Commission regarding a fidelity bond deductible provision.

2. Fidelity Bond. This Agreement applies to the current joint insured fidelity bond and any future fidelity bond insuring PMF, all as modified from time to time. The fidelity bond shall be provided and maintained in accordance with the decisions and resolutions of the PMF Board of Trustees from time to time and in accordance with all requirements of applicable laws and regulations.

3. Deductible. The fidelity bond may provide for a deductible amount from time to time. The deductible amount shall not exceed $25,000 unless the PMF Board of Trustees authorizes a higher amount.

4. Indemnification. PMC shall indemnify PMF for the portion of any loss that would be covered by the fidelity bond but for the deductible. Any indemnification in accordance with this Agreement shall be an expense of PMC, not reimbursed by PMF. With regard to the fidelity bond and this Agreement, PMC waives the provisions of paragraph 4(l) of the Investment Management Agreement between PMF and PMC, which provides that PMF shall pay “All expenses of bond and insurance coverage required by law or deemed advisable by the Board.”

5. Fidelity Bond Escrow Account. PMC shall deposit and maintain in an escrow account at all times an amount at least equal to the full amount of the deductible. The escrow account may be maintained with a registered money market mutual fund or with a bank or other financial institution. The account shall be held in the name of Pearl Management Company, Fidelity Bond Escrow Account, or similar name. Interest or dividend income on the account may be withdrawn by PMC at any time, provided that the amount remaining in the account shall always be at least equal to the amount required by this agreement. Any other payment or withdrawal from the account shall be made solely for the purpose of indemnification of PMF as stated in paragraph 4 and shall require the signatures of both the Chairman of the Board of PMF and the President of PMC.

6. Notice of Loss. PMC shall promptly notify PMF’s independent Trustees and independent registered public accounting firm at any time there is a loss that would have been covered by the fidelity bond but for the deductible.

7. Maintenance of Notice of Loss. PMF (including PMC on behalf of PMF) shall maintain, in accordance with Rule 31a-2(a) as modified from time to time, a copy of any notice of loss sent to PMF’s independent Trustees.

8. Amendment. This Agreement may be amended from time to time by written agreement of PMF and PMC.

9. Term and Termination. This Agreement shall continue so long as PMF is insured under the fidelity bond and shall terminate if PMF ceases to be insured under the fidelity bond. PMF or PMC may terminate this Agreement by giving the other party at least sixty days written notice. However, any termination shall not affect the rights and obligations that have attached under this Agreement to a terminating party before the termination becomes effective.

Executed at Muscatine, Iowa, as of the date stated above. This Agreement is executed in multiple counterparts, each of which shall be deemed to be an original; but all counterparts together shall constitute only one instrument.

PEARL MUTUAL FUNDS		PEARL MANAGEMENT COMPANY

By	/s/ Robert H. Solt	By	/s/ Richard R. Phillips
	Robert H. Solt		Richard R. Phillips
	President		Vice President

CPP 4.4E

FIDELITY BOND COVERAGE AND ALLOCATION UPDATE

Pearl Mutual Funds, Pearl Management Company, and

Pearl Management Company Retirement Plan

Dated November 15, 2006

To:	Directors and Officers, Pearl Mutual Funds
Anthony J. Toohill, PMF CCO
Bell, Boyd & Lloyd LLC, attn. Stacy H. Winick
Deloitte & Touche LLP, attn. John M. Stomper

From:	Robert H. Solt, President
David M. Stanley, Senior Counsel
Richard R. Phillips, Vice President and PMC CCO

Re:	Fidelity bond coverage and allocation update (CPP 4.4B);
PMF required primary coverage amount is increased to $600,000

At the September 2006 Board meeting, Pearl Mutual Funds’ Board of Trustees approved the fidelity bond and $525,000 minimum required primary coverage for PMF. See these documents: Fidelity Bond Allocation Agreement dated June 27, 2006 (CPP 4.4B) and the PMF Board’s most recent fidelity bond resolution, adopted at the September 2006 meeting (CPP 4.4C).

Rule 17g-1 under the Investment Company Act of 1940 requires these minimum amounts of fidelity bond coverage for PMF, based on PMF’s gross assets at the end of the most recent fiscal quarter:

Gross assets $100 million to $150 million	$525,000 coverage
Gross assets $150 million to $250 million	$600,000 coverage

PMF’s gross assets appear likely to exceed $150 million in the near future. PMF’s total net assets, including Pearl Total Return Fund and Pearl Aggressive Growth Fund, were approximately $149.4 million at yesterday’s close. Total gross assets were slightly higher.

In anticipation of PMF’s gross assets soon exceeding $150 million, PMF’s required primary coverage amount under the Fidelity Bond Allocation Agreement is increased from $525,000 to $600,000, effective November 15, 2006.

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This increase is made sooner than required by Rule 17g-1, which requires that the minimum coverage be determined based on gross assets at the quarter-end preceding the date of determination.

The updated required primary coverage amounts are:

Pearl Mutual Funds (PMF)	$600,000
Pearl Management Company Retirement Plan (PMCRP)	175,000
Pearl Management Company (PMC)	500,000
Total	1,275,000

We recommend that the total coverage (aggregate limit of liability) of the fidelity bond remain at $3 million. This coverage substantially exceeds the total of the three required primary coverage amounts, and this excess coverage continues to be available for the protection of all three Insureds. If a loss occurs, proceeds of the fidelity bond will be allocated among the Insureds as provided in paragraph 4 of the Fidelity Bond Allocation Agreement.

The Fidelity Bond Allocation Agreement provides that it need not be amended as a result of an increase in PMF’s required primary coverage amount to comply with Rule 17g-1; see paragraph 2.

PMC continues to pay all premiums for the fidelity bond as an expense of PMC, as provided in paragraph 3 of the Fidelity Bond Allocation Agreement.

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